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Ex12

				  IDACORP, Inc.
		       Consolidated Financial Information
		       Ratio of Earnings to Fixed Charges

													 Twelve Months
					    Twelve Months Ended December 31,                                  Ended
						 (Thousands of Dollars)                                     March 31,
					   1996         1997         1998        1999         2000             2001
Earnings, as defined:
  Income before  income taxes           $ 135,247   $  133,570    $ 133,806   $ 137,021    $ 210,701       $  197,178
  Adjust for distributed income of
  equity investees                         (1,413)      (3,943)      (4,697)       (837)      (3,116)           2,574
  Equity in loss of equity method               0            0          458         435          186              185
  investments
  Minority interest in losses of
  majority owned subsidiaries                   0            0         (125)        (37)      (1,468)          (1,546)
  Fixed charges, as below                  70,418       69,634       69,923      72,243       73,261           75,199
     Total earnings, as defined         $ 204,252   $  199,261    $ 199,365   $ 208,825    $ 279,564       $  273,590

Fixed charges, as defined:
  Interest charges                      $  57,348   $   60,761    $  60,677   $  62,975    $  63,339       $   65,302
  Preferred stock dividends of
  subsidiaries-
     gross up-IDACORP rate                 12,079        7,891        8,445       8,313        8,886            8,824
  Rental interest factor                      991          982          801         955        1,036            1,073

     Total fixed charges, as defined    $  70,418   $   69,634    $  69,923   $  72,243    $  73,261       $   75,199

Ratio of earnings to fixed charges          2.90x        2.86x        2.85x       2.89x        3.82x            3.64x

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